

Mail Stop 7010

July 6, 2007

By U.S. Mail and Facsimile

Mr. James H. Hirst
Chief Executive Officer
Solpower Corporation
307 East 22nd Street
San Pedro, California 90731

   Re: **Solpower Corporation**
     Form 10-KSB for the Fiscal Year Ended March 31, 2005
     Form 10-KSB/A for the Fiscal Year Ended March 31, 2005
     Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
     Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
     Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
     Form 10-KSB for the Fiscal Year Ended March 31, 2006
     Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
     File No. 000-29780

Dear Mr. Hirst:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief